Sheet1

THIS PROPOSAL HAS PASSED

			FINAL Proxy Results - ML California Insured Municipal Bond Fund
			1st Meeting Date: May 29, 2001
			2nd Meeting Date: June 26, 2001
			3rd Meeting Date: July 6, 2001
			4th Meeting Date: July 13, 2001
			Record Date: April 2, 2001
			As of: July 13, 2001

						Units Voted

			Votes Needed
	Shares Needed	Outstanding	Two-Thirds of				Total Units
All Classes	To Pass	Shares	Outstanding Shares	For	Against	Abstain	Voted

Merger of ML Ca Insured	-247,013	6,443,929	4,295,953	4,542,966	226,307	192,170	4,961,443
into ML Ca Municipal Bd Fund

Voting Requirements:
The Quorum for the Insured Fund shareholders consists of one-third of the shares entitled to vote at the Meeting.

The approval of the Proposal requires the affirmative vote of the Insured shareholders, voting together as a single class, representing two-thirds of the outstanding shares entitled to be cast thereon.

Last Updated on 10/29/2001
By MLMAG